Exhibit 4.1

AMENDMENT NO. 2 TO RIGHTS AGREEMENT

Amendment No. 2, dated as of March 22, 2013 (this “Amendment”), to the Rights Agreement, dated as of December 21, 2006, as amended (the “Rights Agreement”), by and between USG Corporation, a Delaware corporation (the “Company”), and Computershare Trust Company, N.A., as rights agent (successor rights agent to Computershare Investor Services, LLC, hereinafter, the “Rights Agent”).

RECITALS

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and its stockholders to amend the Rights Agreement as set forth in this Amendment;

WHEREAS, pursuant to Section 27 of the Rights Agreement, prior to the time at which the Rights cease to be redeemable, and subject to the penultimate sentence of Section 27 of the Rights Agreement, the Company may in its sole and absolute discretion, and the Rights Agent will if the Company so directs, supplement or amend any provision of the Rights Agreement in any respect in accordance with the provisions of such Section; and

WHEREAS, pursuant to the terms of the Rights Agreement and in accordance with Section 27 thereof, the Company has directed that the Rights Agreement be amended as set forth in this Amendment, and by its execution and delivery hereof, directs the Rights Agent to execute this Amendment.

NOW THEREFORE, in consideration of the foregoing and the mutual agreements set forth in the Rights Agreement and in this Amendment, the parties hereto hereby amend the Rights Agreement as follows:

1. Section 1(a) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(a) “Acquiring Person” means any Person (other than the Company, any Related Person, any Restricted Person or any Exempt Person) who or which, together with all Affiliates and Associates of such Person, is the Beneficial Owner of the Trigger Amount, or more, of the then-outstanding Common Shares; provided, however, that (i) any Person who or which would otherwise be an Acquiring Person as of 4:00 p.m., New York City time, on March 22, 2013 (the “Effective Time”) will not be deemed to be an Acquiring Person for any purpose of this Agreement prior to or after the Effective Time unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of any additional Common Shares, other than (1) pursuant to any agreement or regular-way purchase order for Common Shares that is in effect on or prior to the Effective Time and consummated in accordance with its terms after the Effective Time, (2) as a result of a stock dividend, rights dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (3) during the Special Period, as a result of the conversion by an initial purchaser or a direct or indirect subsidiary of such initial purchaser in which such initial purchaser Beneficially Owns more than 50% of the equity interests (measured by both voting rights and value) (a “Controlled Affiliate”) of the 10% Contingent Convertible Senior Notes due 2018 of the Company (the “10% Notes”) into Common Stock issued by the Company to such initial purchaser or a Controlled Affiliate of such initial purchaser, or (B) any other Person who is the Beneficial Owner of Common Shares becomes an Affiliate or Associate of such Person, provided that the foregoing exclusion in this clause (i) shall cease to apply with respect to any Person at such time as such Person, together with all Affiliates and Associates of such Person, Beneficially Owns less than the Trigger Amount of the then-outstanding Common Shares, (ii) a Person will not be deemed to have become an Acquiring Person solely as a result of a reduction in the number of Common Shares outstanding unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of any additional Common Shares, other than as a result of a stock dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (B) any other Person who is the Beneficial Owner of Common Shares thereafter becomes an Affiliate or Associate of such Person and, in either such case, such Person, together with all Affiliates and Associates of such Person, shall thereafter be the Beneficial Owner of the Trigger Amount, or more, of the then-outstanding Common Shares, and (iii) a Person will not be deemed to have become an Acquiring Person solely as a result of an Exempt Transaction unless and until such time as (A) such Person or any Affiliate or Associate of such Person thereafter becomes the Beneficial Owner of any additional Common Shares, other than as a result of a stock dividend, rights dividend, stock split or similar transaction effected by the Company in which all holders of Common Shares are treated equally, or (B) any other Person who is the Beneficial Owner of Common Shares thereafter becomes an Affiliate or Associate of such Person and, in either such case, such Person, together with all Affiliates and Associates of such Person, shall thereafter be the Beneficial Owner of the Trigger Amount, or more, of the then-outstanding Common Shares. Notwithstanding the foregoing, if (1) the Board of Directors of the Company determines that a Person who would otherwise be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a) has become such inadvertently and (2) such Person divests as promptly as practicable or agrees in writing with the Company to divest a sufficient number of Common Shares so that such Person would no longer be an “Acquiring Person” as defined pursuant to the foregoing provisions of this Section 1(a), then such Person shall not be deemed to be an “Acquiring Person” for any purposes of this Agreement, provided, however, that during the Special Period, the actions contemplated by this clause (2) need be taken only if and to the extent the Board of Directors may determine in its sole discretion.”

2. Section 1(b) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(b) “Affiliate” and “Associate” (i) after the end of the Special Period, will have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Exchange Act, as in effect on the date of this Agreement, provided, however, that a Person will not be deemed to be the Affiliate or Associate of another Person solely because either or both Persons are or were Directors of the Company and (ii) during the Special Period, with respect to any Person, will mean any other Person (other than the Company, a Related Person, a Restricted Person or an Exempt Person) whose Common Shares would be deemed constructively owned by such first Person pursuant to the provisions of Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), or any successor provision or replacement provision.”

3. The last sentence of Section 1(c) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“Notwithstanding anything in this Agreement to the contrary, (1) to the extent not within the foregoing provisions of this Section 1(c), a Person shall be deemed the “Beneficial Owner” of, and shall be deemed to “beneficially own” or have “beneficial ownership” of, any securities which such Person would be deemed to constructively own pursuant to Section 382 of the Code, or any successor provision or replacement provision, and (2) during the Special Period, a Person shall not be deemed to be the “Beneficial Owner” of, or to “beneficially own” or have “beneficial ownership” of, any Common Shares into which 10% Notes are convertible unless and until, and only to the extent that, such Person acquires Beneficial Ownership of Common Shares upon conversion of 10% Notes.”

4. Section 1(ee) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(ee) “Special Period” means the period beginning at the Effective Time and ending at the earliest of (i) the Close of Business on March 22, 2016, (ii) the Close of Business on the date of a determination by the Board of Directors of the Company that this Agreement is no longer necessary for the preservation of Tax Benefits because of the repeal of Section 382 or any successor statute, (iii) the Close of Business on the first day of a taxable year of the Company to which the Board of Directors of the Company determines that no Tax Benefits may be carried forward, and (iv) the Close of Business on such date as the Board of Directors of the Company determines that this Agreement is no longer necessary for the preservation of Tax Benefits.”

5. Section 1(ff) of the Rights Agreement is hereby amended and restated in its entirety as follows:

“(ff) “Trigger Amount” means (i) 4.9% during the Special Period and (ii) 15% after the end of the Special Period.”

6. Section 1 of the Rights Agreement is hereby further amended by adding the following subsections at the end thereof:

“(gg) “Exempt Transaction” means any transaction that the Board of Directors of the Company determines, in its sole discretion, is exempt for purposes of this Agreement.

(hh) “Tax Benefits” means the net operating loss carry-overs, capital loss carry-overs, general business credit carry-overs, alternative minimum tax credit carry-overs and foreign tax credit carry-overs, as well as any “net unrealized built-in loss” within the meaning of Section 382 of the Code or any successor provision or replacement provision, of the Company or any direct or indirect subsidiary thereof.

(ii) “Treasury Regulations” means final, temporary and proposed income tax regulations promulgated under the Code, including any amendments thereto.”

7. Exhibit B to the Rights Agreement is hereby amended and restated in its entirety in the form attached as Exhibit B to this Amendment.

8. Capitalized terms used without other definition in this Amendment will be used as defined in the Rights Agreement.

9. This Amendment will be deemed to be a contract made under the internal substantive laws of the State of Delaware and for all purposes will be governed by and construed in accordance with the internal substantive laws of such State applicable to contracts to be made and performed entirely within such State.

10. The Rights Agreement will not otherwise be supplemented or amended by virtue of this Amendment, but will remain in full force and effect.

11. This Amendment may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument. A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

12. The undersigned officer of the Company, being duly authorized on behalf of the Company, hereby certifies in his or her capacity as an officer on behalf of the Company to the Rights Agent that this Amendment is in compliance with the terms of Section 27 of the Rights Agreement.

13. By its execution and delivery hereof, the Company directs the Rights Agent to execute this Amendment.

[Signatures on following page.]

IN WITNESS WHEREOF, this Amendment has been duly executed by the Company and the Rights Agent as of the Effective Time.

USG CORPORATION

By:	/s/ Stanley L. Ferguson
	Name:	Stanley L. Ferguson
	Title:	Executive Vice President, General
Counsel and Secretary

COMPUTERSHARE TRUST COMPANY, N.A.

By:	/s/ Dennis Moccia
	Name:	Dennis Moccia
	Title:	Manager, Contract Renewal

EXHIBIT B

SUMMARY OF RIGHTS TO PURCHASE PREFERRED STOCK

On December 21, 2006, the Board of Directors of USG Corporation adopted a rights plan and declared a dividend of one preferred share purchase right for each outstanding USG common share. The dividend was payable on January 2, 2007 to our stockholders of record on that date. The terms of the rights and the rights plan are set forth in a Rights Agreement, dated as of December 21, 2006, as amended, by and between USG and Computershare Trust Company, N.A., as rights agent (successor rights agent to Computershare Investor Services, LLC).

This summary of rights provides a general description of the rights plan, as amended to date. Because it is only a summary, this description should be read together with the entire rights plan, as amended, which we incorporate in this summary by reference. We have filed the rights plan and its amendments with the Securities and Exchange Commission as exhibits to our registration statement on Form 8-A. Upon written request, we will provide a copy of the rights plan and its amendments free of charge to any stockholder.

Our Board adopted the rights plan to protect our stockholders from coercive takeover practices or takeover bids that are inconsistent with their best interests. In general terms, the rights plan imposes a significant penalty upon any person or group that acquires 15% or more of our outstanding common shares without the prior approval of our Board. On March 22, 2013, the rights plan was amended to provide additional protection to certain of the Company’s deferred tax assets for a specified period. Specifically, the rights plan was amended to provide that during the Special Period, the triggering threshold to become an “acquiring person” would be 4.9% or more of our outstanding common shares. The “Special Period” is defined to mean the period beginning at 4:00 p.m., New York City time, on March 22, 2013, and ending at the earliest of (i) March 22, 2016, (ii) the date of the Board’s determination that the rights plan amendment is no longer necessary for the preservation of the deferred tax assets because of the repeal of Section 382 or any successor statute, (iii) the first day of a taxable year of USG to which the Board determines that no tax assets may be carried forward, and (iv) such date as the Board determines that the rights plan amendment is no longer necessary for the preservation of the tax assets. A person or group that acquires a percentage of our common stock in excess of the applicable triggering threshold is called an “acquiring person.” Any rights held by an acquiring person are void and may not be exercised.

Based on an earlier agreement with USG, through August 1, 2013 Berkshire Hathaway Inc. is allowed to acquire 40% of our common stock, calculated on a fully diluted basis, without becoming an acquiring person. Thereafter, Berkshire Hathaway may acquire 50% of our fully diluted common stock without becoming an acquiring person or such greater percentage of our common stock that Berkshire Hathaway acquires through an offer to purchase all of our common stock that remains open for at least 60 days.

The Rights. If the rights become exercisable, each right would allow its holder to purchase from us one one-hundredth of a share of our Junior Participating Preferred Stock, Series D, for a purchase price of $200.00. Each fractional share of preferred stock would give the stockholder approximately the same dividend, voting and liquidation rights as does one share of our common stock. Prior to exercise, however, a right does not give its holder any dividend, voting or liquidation rights.

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Exercisability. The rights will not be exercisable until the earlier of:

•	10 days after a public announcement by USG that a person or group has become an acquiring person; and

•

10 business days (or a later date determined by our Board) after a person or group (other than USG, certain related persons and certain restricted or exempt persons) begins a tender or exchange offer that, if completed, would result in that person or group becoming an acquiring person.

We refer to the date that the rights become exercisable as the “distribution date.” Until the distribution date, our common stock certificates will also evidence the rights and will contain a notation to that effect. Any transfer of shares of common stock prior to the distribution date will constitute a transfer of the associated rights. After the distribution date, the rights will separate from the common stock and be evidenced by rights certificates, which we will mail to all holders of rights that have not become void.

Flip-in Event. After the distribution date, if a person or group is or becomes an acquiring person, all holders of rights, except the acquiring person, may exercise their rights upon payment of the purchase price to purchase shares of our common stock (or other securities or assets as determined by the Board) with a market value of two times the purchase price.

Flip-over Event. After the distribution date, if a flip-in event has already occurred and USG is acquired in a merger or similar transaction, all holders of rights except the acquiring person may exercise their rights upon payment of the purchase price to purchase shares of the acquiring corporation with a market value of two times the purchase price of the rights.

Rights may be exercised to purchase our preferred shares only after the distribution date occurs and prior to the occurrence of a flip-in event as described above. A distribution date resulting from the commencement of a tender offer or exchange offer described in the second bullet point above could precede the occurrence of a flip-in event, in which case the rights could be exercised to purchase our preferred shares. A distribution date resulting from any occurrence described in the first bullet point above would necessarily follow the occurrence of a flip-in event, in which case the rights could be exercised to purchase shares of common stock or other securities as described above.

Expiration. The rights will expire on January 2, 2017, unless earlier redeemed or exchanged.

Redemption. Our Board may redeem all (but not less than all) of the then-outstanding rights for a redemption price of $0.001 per right at any time before the later of the distribution date and the date of the first public announcement or disclosure by USG that a person or group has become an acquiring person. Once the rights are redeemed, the right to exercise rights will terminate, and the only right of the holders of rights will be to receive the redemption price.

Exchange. After the later of the date of the first public announcement by USG that a person or group has become an acquiring person and the distribution date, but before an acquiring person owns 50% or more of our outstanding common stock, our Board may exchange each right (other than rights that have become void) for one share of common stock or an equivalent security.

Anti-Dilution Provisions. Our Board may adjust the purchase price of the preferred shares, the number of preferred shares issuable and the number of outstanding rights to prevent dilution that may occur as a result of certain events, including among others, a stock dividend, a stock split or a reclassification of the preferred shares or our common stock. No adjustments to the purchase price of less than 1% will be made.

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TIDE Policy. Our Board also adopted a Three-Year Independent Director Evaluation (“TIDE”) policy with respect to the rights plan. The TIDE policy requires a Board committee comprised solely of independent directors to review the rights plan at least once every three years to determine whether to modify the rights plan in light of all relevant factors.

Amendments. Before the time the rights cease to be redeemable, our Board may amend or supplement the rights plan without the consent of the holders of the rights, except that no amendment may decrease the redemption price below $0.001 per right. At any time thereafter, our Board may amend or supplement the rights plan only to cure an ambiguity, to alter time period provisions, to correct inconsistent provisions or to make any additional changes to the rights plan, but only to the extent that those changes do not impair or adversely affect any rights holder and do not result in the rights again becoming redeemable. The limitations on our Board’s ability to amend the rights plan does not affect our Board’s power or ability to take any other action that is consistent with its fiduciary duties, including without limitation accelerating or extending the expiration date of the rights, making any amendment to the rights plan that is permitted by the rights plan or adopting a new rights plan with such terms as our Board determines in its sole discretion to be appropriate.

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